AIS

04036282

RECEIVED
2004 AUG 17 A 8:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

August 10, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, FN 102/2004**

  Subject: Notification of New Trustee and Registrar

  Date: August 9, 2004

SUPPL

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
August 10, 2004

Ref: FN102/2004

August 9, 2004

Subject: Notification of New Trustee and Registrar

Attention: President
Stock Exchange of Thailand

We would like to notify you that DBS Thai Danu Bank Public Company Limited (DTDB) – the Trustee and Registrar of Advanced Info Service Public Company Limited's debentures, AIS04NA, AIS063A, AIS06NA, AIS073A, AIS093A and AIS093B – will merge with Thai Military Bank Public Company Limited (TMB) after which DTDB will become part of TMB.

The company would like to inform you that DBS Thai Danu Bank Public Company Limited has already performed all the necessary steps and procedures in accordance with all the terms and conditions in relation to the changes in Trustee and Registrar as stipulated in the Terms and Conditions Governing the Debenture and Registrar Appointment Agreement from DTDB to TMB. Such changes will become effective from September 1, 2004 onwards.